Filed by OmniLit Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Syntec Optics, Pioneering Revolutionary Space Economy, to List on Nasdaq via Merger with OmniLit (Nasdaq: OLIT)

Syntec Optics expands U.S. manufacturing capacity in Rochester NY to meet game-changing Low Earth Orbit Satellite Mega-Constellation launch schedule

ROCHESTER, NEW YORK (October 23, 2023) – Syntec Optics, a leading scientific and technical instruments and aerospace and defense optics provider that, over the past two decades, enabled many mission-critical applications, celebrated another milestone. It has pioneered the advanced manufacturing of scalable ultra-high precision optics for Low Earth Orbit (LEO) satellite systems.

Syntec Optics’ LEO Satellite Optics are extremely precise as they move at approximately 27,600 kilometers per hour, about 550 kilometers above the Earth, catching and receiving a laser beam nearly the size of a baseball.

Syntec Optics produced its 1000th critical optics for LEO satellites in October 2023. Syntec Optics team utilized several advanced manufacturing techniques, leveraging decades of experience in advanced manufacturing of extremely high tolerance specialized components and sub-systems to rapidly deliver mission-critical optics.

The production team worked 24x7 to reduce development time to nearly nine months to meet blue chip customer requirements while deploying the diverse optical capabilities of Syntec Optics. Cross-functional skills, including ultra-precision metrology combined with various vertically integrated extremely high-precision proprietary techniques, made the breakthrough possible.

Low Earth Orbit satellites are playing a critical role in providing broadband internet. Precision optics-enabled laser technology, as compared to previous radar-signal technology, provides lower latency for potential applications in areas that can range from services for banking, internet access for remote areas to services to aircraft, ships, and military users.

Adam Jonas at Morgan Stanley has been quoted saying, “We believe the largest opportunity for low earth orbit satellites comes from providing Internet access to under and unserved parts of the world, but there also is going to be increased demand for bandwidth from autonomous cars, the internet of things, artificial intelligence, virtual reality, and video.”

Morgan Stanley, in its July 24, 2020 report, Space: Investing in the Final Frontier, estimated that satellite broadband will represent 50% of the projected growth of the global space economy by 2040—and as much as 70% in the most bullish scenario.

Syntec Optics is well-positioned to provide ultra-precision optics to enable this expanding market for satellites. Satellites with Syntec’s products are being used to replace older satellites and to add new ones as part of building the mega-constellation communication network.

Syntec Optics, currently well-established in defense, biomedical, and consumer end-markets, enters a new addressable market of space economy that is projected by Morgan Stanley to reach $1 trillion by 2040.

About Syntec Optics

Syntec Optics Inc., headquartered in Rochester, NY, is one of the largest custom optics and photonics manufacturers in the United States. Operating for over two decades, Syntec Optics runs a state-of-the-art manufacturing facility with extensive core capabilities of various optics manufacturing processes, both horizontally and vertically integrated to provide an advantage for systems integrators. Syntec Optics’ mission is to provide a U.S.-based scalable platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and delivers photonics-enabled precision to consumer products and services. To learn more, visit www.syntecoptics.com.

Syntec Optics previously announced an agreement for a business combination with OmniLit Acquisition Corp. (“OmniLit”) (Nasdaq: OLIT), which is expected to result in Syntec Optics becoming a public company listed on the Nasdaq Stock Exchange under the new ticker symbol “OPTX” in Q4 2023, subject to customary closing conditions.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including statements as to the transactions contemplated by the business combination, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, forward-looking statements include statements regarding the expected benefits to Syntec Optics customer of the space optics product. Actual results could differ materially from the forward-looking statements made in this press release. Factors that might cause these differences include but are not limited to: unanticipated technical and other challenges that arise with the product manufacturing; unanticipated technical or other delays with the product; customer and strategic partner responses; potential future changes to the pricing or other terms; and potential unforeseen costs or expenses of providing the products and services. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Syntec Optics and its management, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to statements with respect to OmniLit’s search for an initial business combination and OmniLit’s ability to enter into a business combination agreement with a counterparty, the risk that the transaction may not be completed, and the other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OmniLit’s Form S-4 (File No. 333-271822) filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Syntec Optics or OmniLit undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Additional Information and Where to Find It

This press release relates to a proposed transaction between OmniLit and Syntec Optics. OmniLit has filed a registration statement on Form S-4 with the SEC, which is subject to change and includes a document that serves as a prospectus and proxy statement of OmniLit, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all OmniLit stockholders. OmniLit has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of OmniLit are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OmniLit through the website maintained by the SEC at www.sec.gov.

The documents filed by OmniLit with the SEC also may be obtained by contacting OmniLit Acquisition Corp. by emailing info@omnilitac.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Syntec Optics, OmniLit, and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from OmniLit’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to OmniLit or Syntec Optics. The definitive proxy statement will be mailed to OmniLit’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This press release and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

For further information, please contact:

Joe Mohr

Chief Executive Officer

info@syntecoptics.com

To learn more about this new capability, please visit www.SyntecOptics.com and watch the video or call Sara Hart at Syntec Optics at 585.768.2513 x101 or 650.616.4229.

SOURCE: Syntec Optics, Inc., OmniLit Acquisition Corp. (Nasdaq: OLIT)